Exhibit 99.5

Werner Wenning
Chairman of the Board of
Management

Bayer AG
51368 Leverkusen
Germany

Phone:	+49 214 307 1828
Fax:	+49 214 306 2135

April 13, 2006

Dear employees of Schering AG,

Today Bayer has submitted an official offer to Schering stockholders for the takeover of their shares. As you are aware, both the Board of Management and the Supervisory Board of your company have welcomed our offer in principle. Once the boards have studied the documents in depth, they intend to recommend to their stockholders that the offer should be accepted.

The past weeks have been exciting ones, both for you and for us. The business success and excellent reputation of Schering are primarily the result of your commitment and hard work. Anyone wanting to share these benefits will need to offer advantages to both parties. Bayer is well aware of that. This is why we want to create an international champion in the pharmaceuticals business together with you, the employees of Schering. Working with you and the staff of the Bayer Pharmaceuticals division, we want to make the new company — “Bayer-Schering Pharmaceuticals” — a flagship of the German health industry. This international champion should of course be based in the capital of Germany, which is why the head office of Bayer-Schering Pharma will be located in Berlin!

During the negotiations with the Board of Management of Schering AG, a spirit of cooperation and mutual trust has grown, and I would like to take this opportunity to express my grateful thanks for this. I am confident that the excellent cooperation between Schering and Bayer will continue at all levels in the forthcoming integration phase. One point that is particularly important to us is that the integration process — especially where it concerns you as the workforce — should be fair and socially responsible, in keeping with the style and tradition of our company.

Obviously, staffing adjustments are inevitable in virtually all mergers, if only to avoid the duplication of functions. However, I would like to emphasize again what I said repeatedly in interviews during the first few days after the publication of our offer: there will be no losers on the one side and winners on the other. Rather, each job will be done by the best person, regardless of the company they come from.

We are confident that our two corporate cultures will match very well indeed. We have already seen this in a large number of joint projects in the past. Combining these two traditional companies is a mutually beneficial step that will create added value for all of us, old and new colleagues alike.

The new company — Bayer-Schering Pharmaceuticals — will become a division of the HealthCare subgroup and thus a strong player in pharmaceutical specialties. Its innovative product portfolio and its excellent pipeline form a superb starting point for the fast and effective expansion of the emerging enterprise. With sales of over EUR 9 billion, the new pharmaceutical company will be well equipped to take its place among the world’s top ten specialty suppliers.

With this merger we want to prepare the way for attractive growth, and our joint expertise in sales and marketing will make a vital contribution to this. Moreover, the merger of research activities will lead to the creation of a platform for the future that is second to none in the industry. By working together we will therefore have an even better competitive edge internationally, which will result in worldwide job security.

For all of us, this planned merger is a great step into the future! The creation of Bayer-Schering Pharmaceuticals is the second biggest transaction in Germany’s history. And things are looking good. The combined company — Bayer-Schering Pharmaceuticals — will be in the premier league of the global health sector, with tremendous potential and excellent earning power.

Both you and your new colleagues have proved in the past that great things can be achieved. So let us meet this challenge together and create a first-class company!

All the Bayer employees, the Bayer Board of Management and myself in particular — are looking forward to welcoming you!

Sincerely,

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained.

At the time of publication of the offer document and commencement of the tender offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG intends to apply for exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in our reports filed with the SEC. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.